Exhibit 99.1

Sir Kenneth Olisa OBE resigns from Thomson Reuters Board of Directors

TORONTO, January 31, 2018 – Thomson Reuters (TSX / NYSE: TRI) announced today that Sir Kenneth Olisa OBE, who joined the Board of Reuters in 2004 and the Board of Thomson Reuters on its formation in 2008, resigned from the Thomson Reuters Board of Directors yesterday.

“Thomson Reuters has greatly benefited from Sir Kenneth’s contributions, drawing from his decades of success and innovation in technology and banking. I thank him greatly for his dedication, guidance, and service,” said David Thomson, chairman of Thomson Reuters.

“Sir Kenneth has served the Board of Directors for over a decade. I thank him for his contributions, and wish him success in his future endeavors,” said Jim Smith, president and chief executive officer of Thomson Reuters.

At the time of Sir Kenneth’s resignation, he served on the Board’s Audit Committee. Following his departure, the Thomson Reuters Board of Directors consists of 11 members.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

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